CORPORATE DISCLOSURE CONTROL SYSTEM

FOR

REG TECHNOLOGIES INC.

Purpose:    To  ensure  that  information  required  to  be  disclosed  by  the  Company  in  reports  that  it  files or  submits  under  the  Multilateral  Instrument  52-109  is  recorded,  processed,  summarized  and  reported within the time periods specified in the applicable rules and forms.

Disclosure Controls

1.   All news releases and other such communications to shareholders must be approved in advance by the Disclosure Committee.

2.   The membership of the Disclosure Committee may change from time to time as circumstances warrant. At present, the members of the Disclosure Committee are the Directors of the

Company.

Disclosure Procedures - Financial

1.   The Audit and Finance Committee of the Board will ensure that all financial information relating to the Company’s operations will be disclosed according to the terms or the Charter.

2.   Applicable Canadian securities regulations require that unaudited interim financial statements be filed within 60 days after the end of each fiscal quarter, and that audited annual financial statements be filed within 120 days after the end of the fiscal year, together, in each case, with management’s discussion and analysis (MD&A).

3.   All financial statements must be reviewed by the Audit and Financial Committee of the Board of Directors, in consultation with the Company’s external accountants, and approved by the audit committee before they are submitted to the Board of Directors for approval.

4.   All financial statements must be approved by the Board of Directors before they are released to the public or filed with the regulatory authorities.

Disclosure Procedures - Non-Financial

The  Disclosure  Committee  will  ensure  that  all  new  non-financial  information  relating  to  the  Company’s operations that is material to those operations or could be material to the Company will be disclosed to the public, if they deem it appropriate.

APPROVED by the Board of Directors, effective January 18, 2010.

“John Robertson”

“Suzanne Robertson”

JOHN ROBERTSON

SUSANNE ROBERTSON

“Jennifer Lorette”

“James Vandeberg”

JENNIFER LORETTE

JAMES VANDEBERG

_____”Robert Grisar”____________

ROBERT GRISAR